SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Winsor Capital Limited
Trinity Chambers, PO Box 4301,
Road Town, Tortola, British Virgin Islands
(212) 756-2000

With a copy to:

Eleazer N. Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Winsor Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,974 shares of Common Stock issuable upon conversion of convertible notes
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,974 shares of Common Stock issuable upon conversion of convertible notes
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 358,974 shares of Common Stock issuable upon conversion of convertible notes
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 15117P102	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON TF Venture Capital Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,974 shares of Common Stock issuable upon conversion of convertible notes
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,974 shares of Common Stock issuable upon conversion of convertible notes
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 358,974 shares of Common Stock issuable upon conversion of convertible notes
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 15117P102	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Hsiu-Lien Chiang Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,974 shares of Common Stock issuable upon conversion of convertible notes
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,974 shares of Common Stock issuable upon conversion of convertible notes
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 358,974 shares of Common Stock issuable upon conversion of convertible notes
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share ("Common Stock") of Cellular Biomedicine Group, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 1345 Avenue of Americas, 15th Floor, New York, New York 10105.

Item 2.	Identity and Background

This Schedule 13D is filed by Winsor Capital Limited, an exempted British Virgin Islands company ("Winsor"), TF Venture Capital Management Co. Ltd., an exempted Cayman Islands company ("TF Venture"), and Hsiu-Lien Chiang Chen, a citizen of Republic of China ("Ms. Chiang Chen", and together with Winsor and TF Venture, the "Reporting Persons"). TF Venture is the general partner of the sole shareholder of Winsor. Ms. Chiang Chen indirectly controls TF Venture.

The principal business of Winsor is making investments and its business address is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. The director of Winsor is Ming Li.

The principal business of TF Venture is investment management and its business address is P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. The director of TF Venture is Ms. Chiang Chen.

Ms. Chiang Chen's business address is C/O Winsor Capital Limited, Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Her principal occupation is as an investment professional.

During the past five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 3.	Source and Amounts of Funds or Other Consideration

Windsor used a total of $7,000,000 of working capital to acquire the first tranche of the Notes (as defined in Item 4 below) convertible into the 358,974 shares of Common Stock reported herein.

The Buyer Consortium (as defined in Item 4 below) anticipates, as of the date of this Schedule 13D, that subject to the terms of the definitive transaction documentation, it will acquire all of the shares of Common Stock owned by shareholders of the Issuer other than the Initial Consortium Members, the Additional Consortium Members (as defined in Item 4 below) and their respective affiliates, at the price per share of Common Stock set forth in the Proposal (as defined in Item 4).

CUSIP No. 15117P102	SCHEDULE 13D	Page 6 of 10 Pages

It is anticipated that the funding for the Transaction (as described in Item 4) will be provided by equity financing. The equity financing will be provided by the members of the Buyer Consortium in the form of cash and through the rollover of certain amount of the equity interests in the Issuer held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the "Rollover Shares").

Item 4.	Purpose of Transaction

On November 9, 2019, TF Capital Ranok Ltd. (an affiliate of the Reporting Persons, "TF Capital"), Bizuo (Tony) Liu ("Mr. Liu"), Hillhouse Bio Holdings, L.P. ("Hillhouse Bio", an affiliate of Hillhouse Capital Advisors, Ltd., ("Hillhouse")), Li (Helen) Zhang ("Ms. Zhang"), Yihong Yao ("Mr. Yao") and Chengxiang (Chase) Dai ("Mr. Dai," together with TF Capital, Hillhouse, Mr. Liu, Ms. Zhang and Mr. Yao and any Additional Consortium Members (defined below), collectively, the "Buyer Consortium", and together with Hillhouse Bio, TF Capital, Mr. Liu, Ms. Zhang and Mr. Yao, each, an "Initial Consortium Member") entered into a consortium agreement (the "Consortium Agreement"), pursuant to which each member of the Buyer Consortium has agreed, among other things, that (i) Mr. Liu, Hillhouse Bio and TF Capital, as lead investors under the Consortium Agreement, shall cooperate and proceed in good faith in undertaking due diligence, if required, engaging in discussions with the Issuer regarding the Proposal and/or an acquisition transaction of the Issuer (the "Transaction"), negotiating and finalizing the definitive documentation in connection with the Transaction and taking any action or refraining from taking any action to comply with the obligations, satisfying the closing conditions or exercise the rights under such definitive documentation, (ii) for a period ending on the earlier of (A) 12 months after the date of the Consortium Agreement and (B) the termination of the Consortium Agreement pursuant to its terms, each member of the Buyer Consortium shall work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith and against any other proposal opposed to the Transaction or that otherwise that could prevent, impede or, in any material respect, interfere therewith, and (iii) each applicable member of the Buyer Consortium shall cancel their (or their affiliates') Rollover Shares for no consideration and subscribe for certain number of newly issued shares of a new company to be formed by the Buyer Consortium.

On November 10, 2019 and November 11, 2019, each of Dangdai International Group Co., Limited and Mission Right Limited (each, an "Additional Consortium Member") entered into an adherence agreement (each, an "Adherence Agreement") to the Consortium Agreement and join the Buyer Consortium.

On November 11, 2019, the Buyer Consortium (including the Initial Consortium Members and the Additional Consortium Members) submitted a non-binding preliminary proposal (the "Proposal") to the board of directors of the Issuer (the "Board"). In the Proposal, the Buyer Consortium proposed to acquire all of the outstanding shares of Common Stock of the Issuer (other than the Rollover Shares) for $19.50 per share in cash. The Proposal also provided that, among other things, the Buyer Consortium would negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type.

If the Transaction is carried out and consummated, the shares of Common Stock of the Issuer will no longer be traded on the Nasdaq Global Market and the registration of the shares of Common Stock of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

CUSIP No. 15117P102	SCHEDULE 13D	Page 7 of 10 Pages

References to the Consortium Agreement, the Adherence Agreements and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement, the Adherence Agreements and the Proposal, which are attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference in their entirety.

On January 28, 2020, the Issuer and Winsor entered into a bridge loan agreement (the "Loan Agreement"), pursuant to which Winsor agreed to extend to the Issuer a bridge loan (the "Loan") in an aggregate amount of $16,000,000 in three tranches. The first tranche of the Loan (in the amount of $7,000,000) was funded on February 1, 2020, the second tranche of the Loan (in the amount of $7,000,000) shall be provided on or before March 1, 2020 and the third tranche of the Loan (in the amount of $2,000,000) shall be provided on or before April 1, 2020. Each tranche of the Loan will be evidenced by the issuance of the convertible promissory note (each a "Note" and together, the "Notes"). The interest rate on the Notes is 6% per annum and the maturity date ("Maturity Date") of the Notes is the earliest of (i) the date falling nine (9) months from the date each Note is issued, or (ii) the occurrence of an Event of Default (as defined in the Loan Agreement) to the extent not cured within the applicable grace period set forth in the Notes.

On Maturity Date, the Issuer will repay all unpaid principal under the first tranche of the Notes together with unpaid and accrued interest (the "Outstanding Amount") by converting the Notes at conversion price equal to the lower of (A) $19.50 per share and (B) an amount representing a 15% discount to the volume weighted average price over the 30 trading days prior to and including the Maturity Date, in each case subject to ratable adjustment for any stock split, stock dividend, stock combination or other recapitalization occurring subsequent to the date the Notes are issued (the "Tranche One Conversion"); provided that, if an Acquisition (as defined below) has occurred on or prior to the Maturity Date, such Tranche One Conversion shall be subject to the consent of Winsor, and in the event that Winsor elects not to effect the Tranche One Conversion, the Outstanding Amount shall be repaid by the Issuer by wire transfer of U.S. dollars in immediately available funds to the designated account of Winsor.

Under the Loan Agreement, if a consortium of investors acquires 100% of the Common Stock of the Issuer or takes the Issuer private by way of merger or otherwise (the "Acquisition"), at the election of Windsor, all unpaid principal amount together with the unpaid and accrued interest payable under all tranches of the Notes may be converted into shares of Common Stock at a conversion price equal to the price per share payable in the Acquisition.

References to the Loan Agreement and the Notes in this Schedule 13D are qualified in their entirety by reference to the Loan Agreement and Form of the Convertible Promissory Note, which are attached hereto as Exhibit 4 and are incorporated herein by reference in their entirety.

Except as disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and their representatives may from time to time engage in discussions with members of management, and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 15117P102	SCHEDULE 13D	Page 8 of 10 Pages

The Reporting Persons intend to review their (or their affiliates') investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Securities (as defined below), other investment opportunities available to the Reporting Persons and their affiliates, conditions in the securities market and general economic and industry conditions, the Reporting Persons and their affiliates may, subject to the terms of the Consortium Agreement, in the future take such actions with respect to their investment in the Issuer as they deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, management, Board, governance or capitalization; acquiring additional equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of the Hillhouse Entities with respect to their investment in the Issuer and/or otherwise changing the Reporting Persons' (or their affiliates') intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentage used in this Schedule 13D is calculated based upon an aggregate of 19,280,612 shares of Common Stock outstanding as of November 1, 2019 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 6, 2019, and assumes the conversion of the first tranche of the Notes.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each of the Reporting Persons has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement and the Adherence Agreements, the Reporting Persons and the other members of the Buyer Consortium that beneficially own Common Stock may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Collectively, the "group" may be deemed to beneficially own an aggregate of 5,062,978 shares of outstanding Common Stock (including an aggregate of 811,000 shares of Common Stock issuable upon the exercise of options, 58,001 shares of Common Stock issuable upon the vesting of restricted stock units and 358,974 shares of Common Stock issuable upon the conversion of the first tranche of the Notes), which represents approximately 24.7% of the total shares of outstanding Common Stock (accounting for all Common Stock that would be outstanding upon exercise of all of the foregoing options, vesting of the foregoing restricted stock units and conversion of the foregoing Notes). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Common Stock beneficially owned by any other member of the Buyer Consortium and any of his, her or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	There have been no transactions in the shares of Common Stock effected by the Reporting Persons in the last 60 days.

CUSIP No. 15117P102	SCHEDULE 13D	Page 9 of 10 Pages

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Consortium Agreement, dated November 9, 2019 by and among the Initial Consortium Members (incorporated by reference to Exhibit 1 of the Schedule 13D filed by Hillhouse Capital Advisors, Ltd. on November 12, 2019).

Exhibit 2-A:	Adherence Agreement, dated November 10, 2019 by Dangdai International Group., Limited (incorporated by reference to Exhibit 2-A of the Schedule 13D filed by Hillhouse Capital Advisors, Ltd. on November 12, 2019).

Exhibit 2-B:	Adherence Agreement, dated November 11, 2019 by Mission Right Limited (incorporated by reference to Exhibit 2-B of the Schedule 13D filed by Hillhouse Capital Advisors, Ltd. on November 12, 2019).

Exhibit 3:	Proposal from the Buyer Consortium to the Board, dated November 11, 2019 (incorporated by reference to Exhibit 3 of the Schedule 13D filed by Hillhouse Capital Advisors, Ltd. on November 12, 2019).

Exhibit 4:	Bridge Loan Agreement, dated January 28, 2020, by and between the Issuer and Winsor (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form-8K filed by the Issuer on January 28, 2020, providing as Exhibit A to the Bridge Loan Agreement the Form of Convertible Promissory Note).

CUSIP No. 15117P102	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 3, 2020

Winsor capital limited

By: /s/ Ming Li
Name: Ming Li Title: Secretary

tf venture capital management co., ltd.

By: /s/ Hsiu-Lien Chiang Chen
Name: Hsiu-Lien Chiang Chen Title: Director

/s/ Hsiu-Lien Chiang Chen
HSIU-LIEN CHIANG CHEN